InfiniCell Energy, Inc. (the "Company") a Delaware Corporation

Financial Statements

As of Inception - July 30, 2025

Olson & Associates, LLC
Certified Public Accountants
6003-7th Avenue
Kenosha, WI 53143

Independent Accountant's Review Report

To the Board of Directors and Management of InfiniCell Energy, Inc.

We have reviewed the accompanying financial statements of InfiniCell Energy, Inc., which comprise the balance sheet as of December 31, 2024 and July 30, 2025, and the related statements of operations, stockholders' equity, cash flows, and notes to the financial statements for the periods then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee of the AICPA (SSARS No. 21, AR-C Section 90). These standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements for them to be in accordance with U.S. GAAP.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with U.S. GAAP.

This report is intended solely for the use of InfiniCell Energy, Inc., Wefunder Portal, Inc., the Securities and Exchange Commission, and potential investors for the purpose of a Regulation Crowdfunding offering up to $1,200,000 and should not be used by any other party.

Olson & Associates, LLC

Scott Olson, CPA
Kenosha, WI
July 31, 2025

InfiniCell Energy, Inc.

2025 GAAP Financial Statements (Inception to Date)

Period: July 24, 2025 – July 30, 2025

Balance Sheet

Assets: $0
Liabilities: $0
Shareholders' Equity: $0

Income Statement

Revenue: $0
Expenses: $0
Net Income: $0

Statement of Cash Flows

Operating Activities: $0
Investing Activities: $0
Financing Activities: $0
Net Change in Cash: $0

Statement of Changes in Stockholders' Equity

Authorized 10,000,000 shares of common stock, 9,000,000 issued to founder for nominal consideration. No funds contributed as of reporting date.

Notes to Financial Statements

NOTE 1 – Nature of Operations

InfiniCell Energy, Inc. (the "Company") was incorporated in the State of Delaware on July 24, 2025. The Company is a development-stage entity formed to develop and commercialize advanced non-lithium battery technology. As of the reporting date, the Company has not commenced operations and has not generated revenues.

NOTE 2 – Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to Regulation Crowdfunding (Reg CF) Rule 201 requirements under the Securities Act of 1933. The Company's fiscal year ends on December 31.

NOTE 3 – Going Concern

The Company is in the development stage and has not generated revenues. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which is dependent upon its ability to raise sufficient capital to fund operations.

NOTE 4 – Summary of Significant Accounting Policies
The Company applies the accrual basis of accounting. Since inception, there have been no transactions requiring recognition of revenue, expenses, or assets other than issuance of founder stock. Expenses paid personally by the founder are not recorded as liabilities until reimbursed.

NOTE 5 – Capital Stock
The Company has authorized 10,000,000 shares of common stock, par value $0.00001 per share. As of the reporting date, 9,000,000 shares were issued to the founder for nominal consideration. No cash or other consideration has been received as of the balance sheet date.

NOTE 6 – Related Party Transactions
No amounts were paid to related parties and no obligations exist as of the reporting date. Incorporation and formation costs were paid personally by the founder and not reimbursed by the Company.

NOTE 7 – Subsequent Events
Management evaluated subsequent events through July 30, 2025, the date the financial statements were available to be issued. The Company intends to launch a Regulation Crowdfunding offering up to $1,200,000 on Wefunder to fund initial operations. No other material subsequent events were identified.

InfiniCell Energy, Inc.

2024 GAAP Financial Statements
Fiscal Year: January 1, 2024 – December 31, 2024

Balance Sheet
Assets: $0
Liabilities: $0
Shareholders' Equity: $0

Income Statement
Revenue: $0
Expenses: $0
Net Income: $0

Statement of Cash Flows
Operating Activities: $0
Investing Activities: $0
Financing Activities: $0
Net Change in Cash: $0

Statement of Changes in Stockholders' Equity
No equity activity in 2024. The Company had not been incorporated as of this fiscal year.

Notes to Financial Statements

NOTE 1 – Nature of Operations
InfiniCell Energy, Inc. (the "Company") was incorporated in the State of Delaware on July 24, 2025. The Company is a development-stage entity formed to develop and commercialize advanced non-lithium battery technology. As of the reporting date, the Company has not commenced operations and has not generated revenues.

NOTE 2 – Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to Regulation Crowdfunding (Reg CF) Rule 201 requirements under the Securities Act of 1933. The Company's fiscal year ends on December 31.

NOTE 3 – Going Concern
The Company is in the development stage and has not generated revenues. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which is dependent upon its ability to raise sufficient capital to fund operations.

NOTE 4 – Summary of Significant Accounting Policies
The Company applies the accrual basis of accounting. Since inception, there have been no transactions requiring recognition of revenue, expenses, or assets other than issuance of founder stock. Expenses paid personally by the founder are not recorded as liabilities until reimbursed.

NOTE 5 – Capital Stock
The Company has authorized 10,000,000 shares of common stock, par value $0.00001 per share. As of the reporting date, 9,000,000 shares were issued to the founder for nominal consideration. No cash or other consideration has been received as of the balance sheet date.

NOTE 6 – Related Party Transactions
No amounts were paid to related parties and no obligations exist as of the reporting date. Incorporation and formation costs were paid personally by the founder and not reimbursed by the Company.

NOTE 7 – Subsequent Events
Management evaluated subsequent events through July 30, 2025, the date the financial statements were available to be issued. The Company intends to launch a Regulation Crowdfunding offering up to $1,200,000 on Wefunder to fund initial operations. No other material subsequent events were identified.